June 20, 2025

Alan A. Lanis, Jr.
direct dial: 310.442.8828
jrlanis@bakerlaw.com

VIA E-MAIL (COLLINSKA@SEC.GOV)

Kathleen Collins

United States Securities and Exchange Commission

Division of Corporation Finance

Re:	Request for Extension –

The Crypto Company

Form 8-K filed June 9, 2025

File No. 000-55726

Dear Kathleen:

On behalf of our client, The Crypto Company (the “Company”), we hereby acknowledge receipt of your comment letter dated June 10, 2025. The comment letter requests the Company respond to the comments within ten business days or tell you when the Company expects to provide a response. Please be advised that the Company expects that it will be able to provide a response to the staff’s comments on or by July 8, 2025. Accordingly, on behalf of our client, we hereby respectfully request an extension of the time period required to respond to the staff’s comment letter until July 8, 2025.

Please let me know if this extension is acceptable. If you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (310) 442-8828.

Thank you for your consideration.

Sincerely,

Alan A. Lanis, Jr.

Partner